Exhibit 99.1

PRESS RELEASE
Aspen Declares Dividends on Preference Shares

Hamilton, Bermuda, November 14, 2019 – Aspen Insurance Holdings Limited (“Aspen”) (NYSE:AHL) announced today that the Board of Directors has declared the following dividends on its Preference Shares:

•	Quarterly dividend of $0.3719 per share on its 5.95% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares with a $25 liquidation preference per share (NYSE:AHL PRC);

•	Quarterly dividend of $0.3516 per share on its 5.625% Perpetual Non-Cumulative Preference Shares with a $25 liquidation preference per share (NYSE:AHL PRD); and

•
Quarterly dividend of $351.56 per share on its 5.625% Perpetual Non-Cumulative Preference Shares with a liquidation preference of $25,000 per share, represented by depositary shares (NYSE: AHL PRE), each representing a 1/1000th interest in a share, holders of which depositary shares will receive $0.35156 per depositary share.

The above dividends are payable on January 1, 2020 to the holders of record as of the close of business on December 15, 2019.

- Ends -

About Aspen Insurance Holdings Limited
Aspen provides reinsurance and insurance coverage to clients in various domestic and global markets through wholly-owned subsidiaries and offices in Australia, Bermuda, Canada, Singapore, Switzerland, the United Arab Emirates, the United Kingdom and the United States. For the year ended December 31, 2018, Aspen reported $12.5 billion in total assets, $7.1 billion in gross reserves, $2.7 billion in total shareholders’ equity and $3.4 billion in gross written premiums. Aspen's operating subsidiaries have been assigned a rating of “A” by Standard & Poor’s Financial Services LLC (“S&P”), an “A” (“Excellent”) by A.M. Best Company Inc. (“A.M. Best”) and an “A2” by Moody’s Investors Service, Inc. (“Moody’s”).

Cautionary Statement Regarding Forward-Looking Statements
This press release contains written “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are made pursuant to the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts. In particular, statements using the words such as “expect,” “intend,” “plan,” “believe,” “project,” “anticipate,” “seek,” “will,” “estimate,” “may,” “likely,” “continue,” “assume,” “objective,” “aim,” “guidance,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,”

“on track” or their negatives or variations, and similar terminology and words of similar import, generally involve future or forward-looking statements. The inclusion of forward-looking statements in this press release or any other communication should not be considered as a representation by Aspen that current plans or expectations will be achieved. Forward-looking statements speak only as of the date on which they are made and Aspen undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by law.

All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and are subject to a number of uncertainties and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such statements. For a description of uncertainties and other factors that could impact the forward-looking statements in this press release, please see the “Risk Factors” section in Aspen’s Annual Report on Form 10-K for the year ended December 31, 2018, as amended by Amendment No. 1 on Form 10-K/A and Quarterly Report on Form 10-Q for the three months ended March 31, 2019, each as filed with the U.S. Securities and Exchange Commission.

Media enquiries to:

Peter Krinks, Senior Group Communications Manager
peter.krinks@aspen.co
+44 20 7184 8544